May 10, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:                       Mr. Stephen Krikorian, Accounting Branch Chief

Re:                               HMS Holdings Corp.

Form 10-K for the Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K/A

Filed on February 29, 2012

File No. 000-50194

Ladies and Gentlemen:

I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”).  I hereby submit via EDGAR transmission, the Company’s response to the letter, dated April 26, 2012 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed by the Company on February 29, 2012 and the Current Report filed on Form 8-K/A on.

For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.  Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Acquisitions

HDI Holdings, Inc., page 61

1.              You indicate that you assigned a useful life of 7 to 10 years for the intangible client relationships.  Describe how this useful life was determined. Tell us what consideration you gave to the terms of HDI Holdings, Inc.’s contracts with the three major customers only existing through February 2012, December 2012, and March 2013, as noted from disclosure in Note 1 to the HDI Holdings, Inc. financial statements included as an exhibit to the Form 8-K/A filed on February, 29, 2012.  Also, address how long the customers have been associated with HDI Holdings, inc., especially for the major customers listed in Note 1. Refer to ASC 350-30-35-3

(i)                                  Determination of Useful Life

In determining the useful life of HDI Holdings, Inc.’s (“HDI”) client relationships in accordance with the guidance outlined in ASC 350-30-35-3, the Company considered the following factors:

(a)          HDI’s designation as the exclusive Recovery Audit Contractor (RAC) for Region D for the Center of Medicare and Medicaid Services (“CMS”);

(b)         The breadth and applicability of HDI’s software platform to other healthcare payers (not just to Medicare);

(c)          HDI’s performance as a RAC in evaluating HDI’s ability to maintain its current clients under existing or new contracts based on its performance, noting that in CMS’s FY 2010 Report to Congress on the “Implementation of Recovery Auditing at the Centers for Medicare & Medicaid Services,” CMS reported that HDI’s efforts in Region D accounted for 47% of the total dollars corrected by all four Medicare RACs;

(d)         The length of HDI’s business relationships with its clients as evidenced by prior contracts and renewals, the term of and renewal provisions in, its existing contracts;

(e)          Its own historical experience in extending and renewing similar contractual relationships in the industry in which the Company and HDI provide services; and

(f)            The demand and competition for the services provided by HDI, particularly given HDI’s performance as a RAC.

HDI has client contracts that have initial terms that range from one to five years and in most cases, these contracts included multiple renewal terms.  HDI has experienced a very low turnover rate in its client base over the past four years and has maintained several long-term client relationships (evidenced by multiple consecutive contracts) since it began performing automated reviews in 1990’s.  As set forth in more detail below, in the case of the HDI’s top three clients, each contract is in a renewal term, evidencing the strength of HDI’s relationships with these clients.

The Company has worked extensively with both state and federal agencies providing coordination of benefits services and program integrity services for several years and, therefore, has experience with the types of contracts that HDI enters into with its clients, and the types of client relationships that HDI has developed.  Therefore, the Company included in its evaluation of the useful life of HDI’s client relationships, the length of its own client relationships for similar types of clients.  The Company determined that its top ten clients have been Company clients for an average of period of ten years.

In addition, the services provided by HDI generally require an extensive implementation period and a significant investment of resources by the client. Once the recovery services have been implemented, one of the benefits to the client is a steady flow of recouped dollars for improper payments made to its service providers.  Once a vendor has been selected, there are potential risks associated with changing to a new vendor, including an interruption of cash flows for the client, disruption to the client’s provider network and the duplication of the initial investment related to the implementation.

The Company also considered the demand and competition for the services that HDI provides, particularly in light of the changing healthcare landscape in the United States.  The Patient Protection and Affordable Care Act, as amended, or the ACA, which was signed into law on March 23, 2010, contains a number of provisions for combating fraud and abuse throughout the healthcare system, including in Medicaid and Medicare, and allows for significant increases in funding for these efforts.  In September 2011, CMS implemented the ACA’s expansion of the RAC program to Medicaid, requiring states to implement their respective RAC programs by January 1, 2012. Given the government’s focus on combating fraud, waste and abuse and the increase in the number of lives that will be covered by government-sponsored programs over the next several years, the Company considers there to be strong demand for HDI’s services by government clients.  In evaluating HDI’s ability to remain competitive and maintain its client-base, the Company considered its first mover advantage as a Medicare RAC contractor, its extensive experience in the audit recovery space, the significant number of claims it has reviewed (> $300B) and the high barriers of entry into the audit recovery market given the substantial implementation time.

(ii)                                  HDI Client Relationships

Set forth below is further information regarding HDI’s current and past relationship with its three major clients.

•                  Customer A - has been an HDI client for over eight years and HDI has performed services for Customer A under multiple contracts.  HDI’s current contract with Customer A had an initial term of one year, with the option to renew for four subsequent one year periods.  The contract was recently renewed for the third time and may be renewed one more time before it is required to be rebid.  Based on HDI performance under this and prior contract(s) with this client, as evidenced by increased recoveries each year and given HDI’s extensive experience and superior performance in the area that is covered by this contract, the Company expects that the contract will be renewed for the final one year term and that HDI will be successful in the next bid cycle.

•                  Customer B - has been an HDI client for five years.  HDI’s current contract with Customer B had an initial term of four years, expiring in December 2012.  The contract provides for a one year extension. Based on HDI’s performance with this client, as evidenced by increased recoveries each year, the Company expects that the current contract will be extended and given the continuous nature of the services that HDI is providing to this client, the Company believes that HDI will be able to continue its relationship with this client either under the current contract or under a new contract.

•                  Customer C- has been an HDI client for four years. HDI’s current contract with Customer C had an initial term of four years, but was extended for an additional year. Given the client’s willingness to extend the current contract, HDI’s performance under the contract and the continuous nature of the services provided by HDI to this client, the Company believes that HDI will be able to continue its relationship with this client beyond the current contractual term.

Taking into consideration the pertinent factors set forth in ASC 350-30-35-3, and the facts and circumstances described above, the Company believes that a useful life of 7 to 10 years for the intangible client relationships is reasonable and appropriate.

2.              We note from your disclosure in the proforma financial statements included as an exhibit to Form 8-K/A filed on February 29, 2012 that you assigned a useful life of 10 years for capitalized software included in property and equipment acquired in the HDI Holdings, Inc. business combination. Describe the nature of the capitalized software and explain in reasonable detail how a useful life of 10 years was determined. Tell us how you considered each of the factors in ASC 350-50-35-3.

(i)                                     Nature of the Capitalized Software

HDI employs a proprietary, highly scalable software platform that is designed to retrospectively analyze healthcare payer’s claim data and identify overpayments to providers.  As discussed in our response to comment one above, HDI is one of four Medicare RACs and was awarded Region D by CMS in 2010, following a three year demonstration project by CMS that used RACs to assist Medicare in identifying improper payments made to healthcare providers and suppliers. Through HDI’s participation in the demonstration project, it was able to refine its software platform and processes, and continues to do so as it works with its current clients.  Through this cycle of continuous refinement, HDI has created a comprehensive software platform that is applicable not only to Medicare, but also to other healthcare payers.

(ii)                              Determination of Useful Life

In determining the useful life of the capitalized software we considered the guidance outlined in ASC 350-40-35-3 which provides that a determination of the useful life of capitalized software should be based on the following factors:  (a) obsolescence, (b) technology, (c) competition, (d) other economic factors and (e) rapid changes in software development.

The Company considered the variables described below in determining a useful life of 10 years for HDI’s software platform.

•                  HDI’s software platform, which has been demonstrated to be highly scalable, has been in operation for a number of years and is the primary tool used by HDI for performing audit recovery services.  The Company believes that regardless of any refinements to the platform, the basic design and concepts underlying it are so advanced that they will provide HDI with a competitive advantage for many years. Based on discussions with HDI management and the Company’s extensive experience with capitalized software, the Company has concluded that the software platform will continue to support HDI’s and the Company’s audit recovery business for at least the next 10 years.

•                  The impact of regulatory changes, including the mandate for the expansion of the RAC program to state Medicaid agencies, which has resulted in commercial payers using this federal mandate as a reason to either expand, or begin a recovery audit program, thereby creating significant demand for the services that HDI provides. Given this demand, the Company considered HDI’s competitive position and extensive experience in the recovery audit area, the significant number of claims it has reviewed (> $300B) and the resulting advantage it has over potential competitors and the high barriers of entry into the program integrity market given the substantial implementation time required in determining that the HDI software platform will have a useful life of at least 10 years.

•                  While the Company recognizes that software development is a rapidly changing area, it expects that given the continuous refinements that occur to the HDI software platform as part of its ongoing work and the breadth of the datasets available to HDI as a result of the claims data it has reviewed to date, it will be able to sustain its advantage over at least ten years.

Based on our consideration of the factors set forth in ASC 350-40-35-3, and the foregoing analysis the Company determined that a useful life of 10 years for the capitalized software acquired in the HDI business combination was reasonable and appropriate.

Exhibits Index, page 79

3.              We note that you have omitted the schedules and exhibits to the Credit Agreement dated December 16, 2011, between the company, guarantors, and certain bank lenders which you incorporate by reference from Exhibit 10.1 to your Form 8-K filed on December 19, 2011. The schedules and exhibits appear to be material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that Schedule 1.01 sets out the initial amount of each lender’s commitment. Please tell us your basis for omitting this information. Be advised that Item 601(b)(2) of Regulation S-K is the only provision which allows the omission of certain schedules and exhibits to agreements that are not material.

We acknowledge the Staff’s comment and propose to amend our Form 8-K filed on December 19, 2011 to include the schedules and exhibits to the Credit Agreement dated December 16, 2011.

*  * *

The Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.

Very truly yours,

/s/ Walter D. Hosp

Walter D. Hosp

Executive Vice President,
Chief Financial Officer & Chief Administrative Officer